Asia Electrical Power International Group Inc.

#703-1112 West Pender Street, Vancouver, BC V6E 2S1 Canada

Telephone: 604-697-8899 Fax: 604-697-8898

Mobile: 604-833-1727

Email: asiaelectrical@telus.net

January 25th, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Brian McAllister

Dear Sirs:

Re:

Asia Electrical Power International Group, Inc. (the “Company”)

Form SB-2 filed January 11, 2006 (the “Registration Statement”)

Commission File No. 333-120114

We refer to our letter to you of even date wherein we request that the Registration Statement be declared effective.

With respect to our request, we acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Asia Electrical Power International Group Inc.

/s/ “Yulong Guo”

Yulong Guo,

President